Exhibit 99.1
Scorpio Tankers Inc. Announces Financial Results for the Third Quarter of 2020 and Declaration of a Quarterly Dividend
MONACO--(GLOBE NEWSWIRE - November 5, 2020) - Scorpio Tankers Inc. (NYSE: STNG) ("Scorpio Tankers" or the "Company") today reported its results for the three and nine months ended September 30, 2020. The Company also announced that its Board of Directors has declared a quarterly cash dividend of $0.10 per share on the Company’s common stock.
Results for the three months ended September 30, 2020 and 2019
For the three months ended September 30, 2020, the Company had a net loss of $20.2 million, or $0.37 basic and diluted loss per share. For the three months ended September 30, 2020, the Company had an adjusted net loss (see Non-IFRS Measures section below) of $20.2 million, or $0.37 basic and diluted loss per share, which excludes from net loss (i) a $1.0 million, or $0.02 per basic and diluted share, gain recorded on the Company's repurchase of its Convertible Notes due 2022 and (ii) a $1.0 million, or $0.02 per basic and diluted share, write-off of deferred financing fees and unamortized fair value discounts on sale and leaseback liabilities that were refinanced during the period.
For the three months ended September 30, 2019, the Company had a net loss of $45.3 million, or $0.93 basic and diluted loss per share. For the three months ended September 30, 2019, the Company had an adjusted net loss (see Non-IFRS Measures section below) of $44.8 million, or $0.92 basic and diluted loss per share, which excludes from the net loss a $0.4 million, or $0.01 per basic and diluted share, write-off of deferred financing fees.
Results for the nine months ended September 30, 2020 and 2019
For the nine months ended September 30, 2020, the Company had net income of $170.4 million, or $3.11 basic and $2.95 diluted earnings per share. For the nine months ended September 30, 2020, the Company had an adjusted net income (see Non-IFRS Measures section below) of $170.6 million, or $3.11 basic and $2.95 diluted earnings per share, which excludes from net income (i) a $1.0 million, or $0.02 per basic and diluted share, gain recorded on the Company's repurchase of its Convertible Notes due 2022 and (ii) a $1.3 million, or $0.02 per basic and diluted share, write-off of deferred financing fees and unamortized fair value discounts on sale and leaseback liabilities that were refinanced during the period.
For the nine months ended September 30, 2019, the Company had a net loss of $60.5 million, or $1.25 basic and diluted loss per share. For the nine months ended September 30, 2019, the Company had an adjusted net loss (see Non-IFRS Measures section below) of $59.8 million, or $1.24 basic and diluted loss per share, which excludes from the net loss a $0.7 million, or $0.01 per basic and diluted share, write-off of deferred financing fees.
Declaration of Dividend
On November 3, 2020, the Company's Board of Directors declared a quarterly cash dividend of $0.10 per common share, payable on or about December 14, 2020 to all shareholders of record as of November 23, 2020 (the record date). As of November 4, 2020, there were 58,000,147 common shares of the Company outstanding.

Summary of Third Quarter and Other Recent Significant Events
•Below is a summary of the average daily Time Charter Equivalent ("TCE") revenue (see Non-IFRS Measures section below) and duration of contracted pool voyages and time charters for the Company's vessels thus far in the fourth quarter of 2020 as of the date hereof (See footnotes to "Other operating data" table below for the definition of daily TCE revenue):

	Total
Pool	Average daily TCE revenue	% of Days
LR2	$18,250	51%
LR1	$12,500	63%
MR	$11,000	48%
Handymax	$8,500	47%

•Below is a summary of the average daily TCE revenue earned by the Company's vessels in each of the pools during the third quarter of 2020:

Pool	Average daily TCE revenue
LR2	$19,131
LR1	$17,632
MR	$13,530
Handymax	$9,899
•The Company has committed financing to increase liquidity by approximately $63.9 million, which includes:
▪$47.1 million from the refinancing of eight vessels (after the repayment of existing debt)
▪$16.8 million from the drawdown of financing for scrubbers that have been previously paid for and installed (i.e. there are no additional payments needed in order to drawdown these funds)
▪These funds will be drawn down in the coming weeks
•The Company is also in discussions with financial institutions to further increase liquidity by up to $75 million from the refinancing of 11 vessels.
•In addition to the above, the Company has $44.2 million of additional liquidity available (after the repayment of existing debt) from previously announced financings that have been committed. These drawdowns are expected to occur at varying points in the future as several of these financings are tied to scrubber installations on the Company’s vessels.
•In the third quarter of 2020, the Company repurchased $52.3 million face value of its Convertible Notes due 2022 at an average price of $894.12 per $1,000 principal amount, or $46.7 million.
•In September 2020, the Company acquired an aggregate of 1,170,000 of its common shares at an average price of $11.18 per share for a total of $13.1 million.
•In September 2020, the Company's Board of Directors authorized a new Securities Repurchase Program to purchase up to an aggregate of $250 million of securities which, in addition to the Company's common shares, currently consist of the Convertible Notes due 2022 and Senior Notes due 2025 (NYSE: SBBA). The aforementioned repurchases of common stock and our convertible notes were executed under the previous securities repurchase program. This program has since been terminated and any future purchases of the Company's securities will be made under the new $250 million securities repurchase program.

•In September 2020, the Company took delivery of a scrubber-fitted MR product tanker, STI Maximus, under an eight-year bareboat charter agreement. The leasehold interest in this vessel was acquired as part of the transaction with Trafigura Maritime Logistics Pte. Ltd. (the “Trafigura Transaction”) that was announced in September 2019. The bareboat lease has similar terms and conditions as the other leased vessels in the Trafigura Transaction.
Diluted Weighted Number of Shares
Diluted earnings per share is determined using the if-converted method. Under this method, the Company assumes that its Convertible Notes due 2022, which were issued in May and July 2018, were converted into common shares at the beginning of each period and the interest and non-cash amortization expense associated with these notes of $3.4 million and $11.0 million, respectively, during the three and nine months ended September 30, 2020 were not incurred. Conversion is not assumed if the results of this calculation are anti-dilutive.
For the three and nine months ended September 30, 2020, the Company's basic weighted average number of shares were 54,905,361 and 54,800,402, respectively. For the three and nine months ended September 30, 2020, the Company's diluted weighted average number of shares were 55,850,026 and 56,516,982 (which includes the potentially dilutive impact of unvested shares of restricted stock and excludes the impact of the Convertible Notes due 2022), respectively, and 60,486,468 and 61,578,016, respectively, under the if-converted method. The Company's earnings per share for the nine months ended September 30, 2020 was calculated under the if-converted method as the result of this calculation was dilutive. The Company's diluted loss per share for the three months ended September 30, 2020 was calculated using the basic weighted average number of shares outstanding, as the calculation using both diluted weighted average shares outstanding and under the if-converted method were anti-dilutive.
Novel Coronavirus (COVID-19)
Since the beginning of calendar year 2020, the outbreak of COVID-19 that originated in China and that has spread to most developed nations of the world has resulted in numerous actions taken by governments and governmental agencies in an attempt to mitigate the spread of the virus. These measures have resulted in a significant reduction in global economic activity and extreme volatility in the global financial and commodities markets (including oil).
While the reduction of economic activity significantly reduced global demand for oil and refined petroleum products, the extreme volatility in the oil markets and the steep contango that developed in the prices of oil and refined petroleum products in March 2020 resulted in record increases in spot TCE rates during the second quarter of 2020 as an abundance of arbitrage and floating storage opportunities opened up. These market dynamics led to a build up of global oil and refined petroleum product inventories during that time period. In June 2020, the underlying oil markets stabilized and these excess inventories began to unwind which, along with customary seasonal weakness, led to a reduction in spot TCE rates through the third quarter of 2020.
We expect that the COVID-19 virus will continue to cause volatility in the commodities markets. The scale and duration of these circumstances is unknowable but could have a material impact on our earnings, cash flow and financial condition for the remainder of 2020 and beyond. An estimate of the impact on our results of operations and financial condition cannot be made at this time.
$250 Million Securities Repurchase Program
In May 2015, the Company's Board of Directors authorized a Securities Repurchase Program to purchase up to an aggregate of $250 million of the Company's securities which, in addition to its common shares, currently consist of its Senior Notes due 2025 (NYSE: SBBA), which were issued in May 2020, and Convertible Notes due 2022, which were issued in May and July 2018.
•Between July 1, 2020 and September 7, 2020, the Company repurchased $52.3 million face value of its Convertible Notes due 2022 at an average price of $894.12 per $1,000 principal amount, or $46.7 million.
•In September 2020, the Company acquired an aggregate of 1,170,000 of its common shares at an average price of $11.18 per share for a total of $13.1 million. The repurchased shares are being held as treasury shares.
In September 2020, the Company's Board of Directors authorized a new Securities Repurchase Program to purchase up to an aggregate of $250 million of the Company's securities. The aforementioned repurchases of common stock and our convertible notes were executed under the previous securities repurchase program which has since been terminated and any future purchases of the Company's securities will be made under the new $250 million securities repurchase program.
Conference Call
The Company has scheduled a conference call on November 5, 2020 at 9:00 AM Eastern Standard Time and 3:00 PM Central European Time. The dial-in information is as follows:
US Dial-In Number: 1 (855) 861-2416
International Dial-In Number: +1 (703) 736-7422

Conference ID: 9535429
Participants should dial into the call 10 minutes before the scheduled time. The information provided on the teleconference is only accurate at the time of the conference call, and the Company will take no responsibility for providing updated information.
There will also be a simultaneous live webcast over the internet, through the Scorpio Tankers Inc. website www.scorpiotankers.com. Participants to the live webcast should register on the website approximately 10 minutes prior to the start of the webcast.
Webcast URL: https://edge.media-server.com/mmc/p/gpx2hp37.

Current Liquidity
As of November 4, 2020, the Company had $209.7 million in unrestricted cash and cash equivalents.
Drydock, Scrubber and Ballast Water Treatment Update
Set forth below is a table summarizing the drydock, scrubber and ballast water treatment system activity that occurred during the third quarter of 2020 and that is in progress as of October 1, 2020:

	Number of Vessels	Drydock	Ballast Water Treatment Systems	Scrubbers	Aggregate Costs ($ in millions) (1)	Aggregate Off-hire Days in Q3 2020
Completed in the third quarter of 2020
LR2	4	2	1	4	$14.5	163
LR1	1	—	—	1	2.5	64
MR	6	3	3	6	22.1	197
Handymax	—	—	—	—	—	—
	11	5	4	11	$39.1	424

In progress as of October 1, 2020
LR2	3	3	—	3	$11.1	90
LR1	—	—	—	—	—	—
MR	1	1	1	1	4.5	56
Handymax	—	—	—	—	—	—
	4	4	1	4	$15.6	146

(1)    Aggregate costs for vessels completed in the quarter represent the total costs incurred, some of which may have been incurred in prior periods. Aggregate costs for vessels in progress as of October 1, 2020 represent the total costs incurred through that date, some of which may have been incurred in prior periods.

Set forth below are the estimated expected payments to be made for the Company's drydocks, ballast water treatment system installations, and scrubber installations through 2020 (which also include actual payments made during the third quarter of 2020 and through November 4, 2020):

In millions of U.S. dollars	As of November 4, 2020 (1) (2)

Q4 2020 - payments made through November 4, 2020	$3.1
Q4 2020 - remaining payments	17.2
Q1 2021	10.8
Q2 2021	7.5
Q3 2021	7.5
Q4 2021	14.5
FY 2022	49.0
(1)    Includes estimated cash payments for drydocks, ballast water treatment system installations and scrubber installations.  These amounts include installment payments that are due in advance of the scheduled service and may be scheduled to occur in quarters prior to the actual installation. In addition to these installment payments, these amounts also include estimates of the installation costs of such systems.  The timing of the payments set forth are estimates only and may vary as the timing of the related drydocks and installations finalize.
(2)    Based upon the commitments received to date, which include the remaining availability under the 2020 $225.0 Million Credit Facility and certain financing transactions that have been previously announced, the Company expects to raise approximately $61 million of aggregate additional liquidity to finance the purchase and installations of scrubbers (after the repayment of existing debt) once all of the agreements are closed and drawn.  These drawdowns are expected to occur at varying points in the future as several of these financings are tied to scrubber installations on the Company’s vessels.
Set forth below are the estimated expected number of ships and estimated expected off-hire days for the Company's drydocks, ballast water treatment system installations, and scrubber installations (1):

	Q4 2020
	Ships Scheduled for (2):			Off-hire
	Drydock	Ballast Water Treatment Systems	Scrubbers	Days (3)
LR2	2	—	2	194
LR1	1	—	—	20
MR	—	—	1	76
Handymax	—	—	—	—

Total Q4 2020	3	—	3	290

	Q1 2021
	Ships Scheduled for (2):			Off-hire
	Drydock	Ballast Water Treatment Systems	Scrubbers	Days (3)
LR2	3	—	—	60
LR1	4	—	—	80
MR	—	—	—	—
Handymax	—	—	—	—

Total Q1 2021	7	—	—	140

	Q2 2021
	Ships Scheduled for (2):			Off-hire
	Drydock	Ballast Water Treatment Systems	Scrubbers	Days (3)
LR2	3	—	—	60
LR1	3	—	—	60
MR	—	—	—	—
Handymax	—	—	—	—

Total Q2 2021	6	—	—	120

	Q3 2021
	Ships Scheduled for (2):			Off-hire
	Drydock	Ballast Water Treatment Systems	Scrubbers	Days (3)
LR2	2	—	—	40
LR1	2	—	—	40
MR	—	—	—	—
Handymax	—	—	—	—

Total Q3 2021	4	—	—	80

	Q4 2021
	Ships Scheduled for (2):			Off-hire
	Drydock	Ballast Water Treatment Systems	Scrubbers	Days (3)
LR2	2	—	1	80
LR1	2	—	—	40
MR	—	—	8	293
Handymax	—	—	—	—

Total Q4 2021	4	—	9	413

	FY 2022
	Ships Scheduled for (2):			Off-hire
	Drydock	Ballast Water Treatment Systems	Scrubbers	Days (3)
LR2	5	—	—	100
LR1	—	—	5	200
MR	11	5	5	402
Handymax	—	—	—	—

Total FY 2022	16	5	10	702
(1)    The number of vessels in these tables reflect a certain amount of overlap where certain vessels are expected to be drydocked and have ballast water treatment systems and/or scrubbers installed simultaneously.  Additionally, the timing set forth may vary as drydock, ballast water treatment system installation and scrubber installation times are finalized.

(2)    Represents the number of vessels scheduled to commence drydock, ballast water treatment system, and/or scrubber installations during the period. It does not include vessels that commenced work in prior periods but will be completed in the subsequent period.
(3)    Represents total estimated off-hire days during the period, including vessels that commenced work in a previous period.

Debt
Set forth below is a summary of the Company’s outstanding indebtedness as of the dates presented:

	In thousands of U.S. Dollars	Outstanding Principal as of June 30, 2020	Drawdowns and (repayments), net	Outstanding Principal as of September 30, 2020	Drawdowns and (repayments), net	Outstanding Principal as of November 4, 2020
1	KEXIM Credit Facility (3)	$62,158	$(20,436)	$41,722	—	$41,722
2	ING Credit Facility (1)	197,195	465	197,660	(1,925)	195,735
3	2018 NIBC Credit Facility	33,131	(1,033)	32,098	(1,032)	31,066
4	2017 Credit Facility (7)	124,867	(32,620)	92,247	—	92,247
5	Credit Agricole Credit Facility	86,444	(2,142)	84,302	—	84,302
6	ABN AMRO / K-Sure Credit Facility	43,753	(962)	42,791	—	42,791
7	Citibank / K-Sure Credit Facility	91,025	(2,103)	88,922	—	88,922
8	ABN / SEB Credit Facility (2)	100,824	(1,311)	99,513	—	99,513
9	Hamburg Commercial Credit Facility	41,961	(823)	41,138	—	41,138
10	Prudential Credit Facility	53,152	(1,387)	51,765	(924)	50,841
11	2019 DNB / GIEK Credit Facility	30,871	(979)	29,892	—	29,892
12	BNPP Sinosure Credit Facility (3)	64,886	24,895	89,781	(4,623)	85,158
13	2020 $225.0 Million Credit Facility (4)	101,200	41,165	142,365	23,925	166,290
14	Ocean Yield Lease Financing	144,100	(2,778)	141,322	(951)	140,371
15	CMBFL Lease Financing (4)	54,609	(54,609)	—	—	—
16	BCFL Lease Financing (LR2s) (5)	89,037	(498)	88,539	(777)	87,762
17	CSSC Lease Financing (4)	220,562	(4,328)	216,234	(27,578)	188,656
18	CSSC Scrubber Lease Financing (6)	8,232	131	8,363	(1,437)	6,926
19	BCFL Lease Financing (MRs) (5)	82,032	(1,161)	80,871	(1,020)	79,851
20	2018 CMBFL Lease Financing	131,496	(3,251)	128,245	—	128,245
21	$116.0 Million Lease Financing (5)	102,538	3,509	106,047	(730)	105,317
22	AVIC Lease Financing	121,413	(2,949)	118,464	—	118,464
23	China Huarong Lease Financing	117,000	(3,375)	113,625	—	113,625
24	$157.5 Million Lease Financing	130,871	(3,535)	127,336	—	127,336
25	COSCO Lease Financing	72,600	(1,925)	70,675	—	70,675
26	2020 CMB Lease Financing (7)	—	45,383	45,383		45,383
27	IFRS 16 - Leases - 7 Handymax	6,792	(2,279)	4,513	—	4,513
28	IFRS 16 - Leases - 3 MR	40,617	(1,840)	38,777	—	38,777
29	$670.0 Million Lease Financing (8)	586,141	20,534	606,675	(4,193)	602,482
30	Unsecured Senior Notes Due 2025	28,100	—	28,100	—	28,100
31	Convertible Notes Due 2022 (9)	203,500	(52,271)	151,229	—	151,229
	Gross debt outstanding	$3,171,107	$(62,513)	3,108,594	$(21,265)	$3,087,329
	Cash and cash equivalents	250,592	—	218,095	—	209,694
	Net debt	$2,920,515	$(62,513)	$2,890,499	$(21,265)	$2,877,635

(1) In July 2020, the Company drew an aggregate of $3.3 million under the scrubber portion of its $251.4 million credit facility with ING Bank N.V. to partially finance the purchase and installation of scrubbers on two MRs and one LR2 that are currently part of this arrangement. The drawdowns of approximately $1.1 million per vessel bear interest at LIBOR plus a margin of 1.95%. One MR will be repaid in seven quarterly principal payments of approximately $0.1 million with the balance due upon maturity in June 2022. The other two vessels will be repaid in two quarterly principal payments of approximately $0.7 million in aggregate with the balance due upon maturity in March 2021.
(2) In July 2020, the Company drew $1.6 million from its upsized ABN / SEB Credit Facility to partially finance the purchase and installation of a scrubber on one of its vessels. The upsized portion of this facility matures in June 2023, bears interest at LIBOR plus a margin of 2.60% per annum and is expected to be repaid in equal quarterly installments of approximately $0.1 million per vessel, with a balloon payment due at maturity.
(3) In September 2020, the Company drew $24.9 million under its BNPP Sinosure Credit Facility to partially finance the purchase and installation of scrubbers on 13 vessels. This borrowing is collateralized by one of its LR2 product tankers which was previously financed under the KEXIM Credit Facility. The Company repaid the outstanding debt of $16.2 million on the KEXIM Credit Facility related to this vessel as part of this transaction.
A total of approximately $91.9 million has been drawn and there is $45.7 million of remaining availability under the BNPP Sinosure Credit Facility. Each drawdown is split evenly into two facilities, (i) a commercial facility (the "Commercial Facility"), and (ii) a Sinosure facility (the "Sinosure Facility"), which is being funded by the lenders under the Commercial Facility and insured by the China Export & Credit Insurance Corporation ("Sinosure").  The BNPP Sinosure Credit Facility is split into 70 tranches each of which represent the lesser of 85% of the purchase and installation price of 70 scrubbers, or $1.9 million per scrubber (not to exceed 65% of the fair market value of the collateral vessels). The Sinosure Facility and the Commercial Facility bear interest at LIBOR plus a margin of 1.80% and 2.80% per annum, respectively. The remaining availability under this loan facility is available for en bloc drawdowns on December 15, 2020 and March 15, 2021. The Sinosure Facility is expected to be repaid in 10 equal semi-annual installments and the Commercial Facility is expected to be repaid at the final maturity date of the facility, or October 2025.
(4) In September 2020 the Company drew $43.7 million from its 2020 $225.0 Million Credit Facility to refinance the existing debt on two LR2s that were previously financed under the CMBFL Lease Financing arrangement. The Company repaid $54.0 million on the CMBFL Lease Financing arrangement as part of this transaction. In connection with this repayment, approximately $2.0 million was released from restricted cash that was previously held in a deposit account under the terms and conditions of the CMBFL Lease Financing Arrangement.
In October 2020, the Company drew down $23.9 million from its 2020 $225.0 Million Credit Facility to refinance the existing debt on an LR2 product tanker that was previously financed under the CSSC Lease Financing arrangement. The Company repaid $27.8 million (including a 2% prepayment fee) on the CSSC Lease Financing arrangement as part of this transaction.
The remaining availability under the 2020 $225.0 Million Credit Facility is expected to be used to refinance the existing debt on two of the Company's vessels and scrubbers on two LR2s. This facility has a final maturity of five years from the closing date of the loan, bears interest at LIBOR plus a margin, and is expected to be repaid in equal quarterly installments of approximately $0.6 million per vessel per quarter with a balloon payment due at maturity.  The remaining terms and conditions, including financial covenants, are similar to the Company’s existing credit facilities.
(5) In July 2020, the Company drew an aggregate of $9.4 million on these agreements to partially finance the purchase and installation of scrubbers on five vessels as follows: (i) $1.8 million on one vessel under the BCFL Lease Financing (LR2s) arrangement; (ii) $1.9 million on one vessel under the BCFL Lease Financing (MRs) arrangement; and (iii) $5.7 million on three vessels under the $116.0 Million Lease Financing arrangement. Each agreement will be for a fixed term of three years at the rate of up to $1,910 per vessel per day to be allocated to principal and interest.
(6) In August 2020, the Company drew down an aggregate of $1.6 million from its upsized lease financing agreement with CSSC to partially finance the purchase and installation of scrubbers on one of the Company’s vessels. The upsized portion of the lease financing bears interest at LIBOR plus a margin of 3.8% per annum, matures two years from the date of the drawdown and will be repaid in monthly installment payments of approximately $0.5 million in aggregate.
(7) In September 2020, the Company executed an agreement with CMB Financial Leasing Co., Ltd to sell and leaseback two MR product tankers. The aggregate borrowing amount under the arrangement was $45.4 million, which was drawn in September 2020. A portion of the proceeds were utilized to repay $30.1 million of the outstanding indebtedness relating to these two vessels under the 2017 Credit Facility.
Under the agreement, each vessel is subject to a seven year bareboat charter agreement. The lease financing bears interest at LIBOR plus a margin of 3.20% and is expected to be repaid in 28 equal quarterly repayments of approximately $0.4 million per vessel. The Company has purchase options to re-acquire each of the subject vessels during the bareboat charter period, with the first of such options exercisable on the third anniversary date from the delivery date of the respective vessel.

This transaction is being accounted for as a financing transaction under IFRS 9 as the transaction does not qualify as a ‘sale’ under IFRS 15 given the Company’s right to repurchase the asset during the lease period. Accordingly, no gain or loss is recorded, and the Company will continue to recognize the vessel as an asset and recognize a financial liability (i.e. debt) for the consideration received (similar to the Company’s other sale and leaseback transactions).
(8) In September 2020, the Company took delivery of a scrubber-fitted MR product tanker (STI Maximus) under an eight-year bareboat lease. The leasehold interest in this vessel was acquired as part of the Trafigura Transaction and a $35.2 million lease liability was recorded at the commencement date of these leases, which is being accounted for as a lease liability under IFRS 16.
(9) Between July 1, 2020 and September 7, 2020, the Company repurchased $52.3 million face value of its Convertible Notes due 2022 at an average price of $894.12 per $1,000 principal amount, or $46.7 million.
Set forth below are the estimated expected future principal repayments on the Company's outstanding indebtedness as of September 30, 2020, which includes principal amounts due under secured credit facilities, Convertible Notes due 2022, lease financing arrangements, the Senior Notes due 2025, and lease liabilities under IFRS 16 (which also include actual payments made during the fourth quarter of 2020 and through November 4, 2020):

In millions of U.S. dollars	As of September 30, 2020 (1)
Q4 2020 - principal payments made through November 4, 2020	$45.2
Q4 2020 - remaining principal payments	33.1
Q1 2021 (2)	144.4
Q2 2021 (3)	103.2
Q3 2021	68.8
Q4 2021	73.3
2022 and thereafter	2,640.6
$3,108.6
(1)    Amounts represent the principal payments due on the Company’s outstanding indebtedness as of September 30, 2020 and do not incorporate the impact of any of the Company’s new financing initiatives which have not closed as of that date.
(2)    Repayments include the maturities of the Company's KEXIM Credit Facility for $42.1 million and two tranches of the ING Credit Facility for $29.6 million. As of the date of this press release, the Company has received commitments to refinance the amounts borrowed on the KEXIM Credit Facility (the timing of this refinancing may be impacted by the timing of installations of scrubbers on certain vessels). The Company is currently in discussions to refinance the ING Credit Facility.
(3)    Repayments include the maturity of the Company's 2018 NIBC Credit Facility for $30.0 million. The Company is currently in discussions to refinance the 2018 NIBC Credit Facility.

Explanation of Variances on the Third Quarter of 2020 Financial Results Compared to the Third Quarter of 2019
For the three months ended September 30, 2020, the Company recorded a net loss of $20.2 million compared to a net loss of $45.3 million for the three months ended September 30, 2019. The following were the significant changes between the two periods:
•TCE revenue, a Non-IFRS measure, is vessel revenues less voyage expenses (including bunkers and port charges). TCE revenue is included herein because it is a standard shipping industry performance measure used primarily to compare period-to-period changes in a shipping company's performance irrespective of changes in the mix of charter types (i.e., spot voyages, time charters, and pool charters), and it provides useful information to investors and management. The following table sets forth TCE revenue for the three months ended September 30, 2020 and 2019:

	For the three months ended September 30,
In thousands of U.S. dollars	2020	2019
Vessel revenue	$177,250	$136,067
Voyage expenses	(592)	(2,055)
TCE revenue	$176,658	$134,012

•TCE revenue for the three months ended September 30, 2020 increased by $42.6 million to $176.7 million, from $134.0 million for the three months ended September 30, 2019. Overall average TCE revenue per day increased to $15,100 per day during the three months ended September 30, 2020, from $13,560 per day during the three months ended September 30, 2019. This increase was primarily the result of relative strength in the larger LR2 and LR1 vessel classes as floating storage contracts, increased light distillate volumes to the far east, and increased arbitrage opportunities drove demand for these types of vessels.
The increase in TCE revenue in the third quarter of 2020 as compared to the third quarter of 2019 was also affected by an increase in the number of the Company's vessels to an average of 134.1 operating vessels during the three months ended September 30, 2020 from an average of 119.7 operating vessels during the three months ended September 30, 2019. This increase was the result of the Trafigura Transaction, whereby the Company acquired the leasehold interests in 19 vessels (11 MRs, four LR2s, and four MRs then under construction). Three of the MRs acquired that were then under construction were delivered in the first quarter of 2020 and one of the MRs was delivered in September 2020.
•Vessel operating costs for the three months ended September 30, 2020 increased by $14.8 million to $85.8 million, from $71.0 million for the three months ended September 30, 2019. This increase was primarily due to the Trafigura Transaction whereby the Company acquired the leasehold interests in 19 vessels in September 2019 (11 MRs, four LR2s, and four MRs then under construction). Three of the MRs acquired that were then under construction were delivered in the first quarter of 2020 and thus operated for the entirety of the third quarter of 2020 and one MR was delivered in September 2020.
Vessel operating costs per day increased to $6,950 per day for the three months ended September 30, 2020 from $6,449 per day for the three months ended September 30, 2019. This increase was largely driven by the impact of the implementation of worldwide travel restrictions in response to the COVID-19 pandemic, which resulted in the extension and prolongation of the crew contracts on many of the Company's vessels. During the third quarter of 2020, the Company incurred increased travel costs and crew wages as the seafarers impacted by these restrictions were repatriated and awarded extended stay bonuses. Additionally, certain repairs and maintenance expenditures, along with purchases of spares and stores increased during the third quarter of 2020 as the onset of the COVID-19 pandemic in March 2020 resulted in delays in the procurement and delivery of necessary supplies.
•Depreciation expense - owned or sale leaseback vessels for the three months ended September 30, 2020 increased by $4.0 million to $49.4 million, from $45.4 million for the three months ended September 30, 2019. The increase was due to the Company's drydock, scrubber and ballast water treatment system installations that have taken place over the preceding 12-month period. Depreciation expense in future periods is expected to increase as the Company continues the installation of ballast water treatment systems and/or scrubbers on certain of its vessels in 2020 and beyond. The Company expects to depreciate the majority of the cost of this equipment over each vessel's remaining useful life.
•Depreciation expense - right of use assets for the three months ended September 30, 2020 increased by $5.9 million to $12.2 million from $6.3 million for the three months ended September 30, 2019. Depreciation expense - right of use assets reflects the straight-line depreciation expense recorded under IFRS 16 - Leases. Right of use asset depreciation expense increased as a result of the Trafigura Transaction. Three of the MRs acquired that were then under construction were delivered in the first quarter of 2020 and one MR was delivered at the end of September 2020. All of the vessels acquired as part of the Trafigura Transaction are being accounted for as right of use assets under IFRS 16 - Leases. The right of use asset depreciation for these vessels is approximately $0.2 million per MR per month and $0.3 million per LR2 per month. In addition to the leasehold interests acquired as part of the Trafigura Transaction, the Company also had three MRs and five Handymax leases that were accounted for under IFRS 16 during the third quarter of 2020. The bareboat charters on one of these Handymax vessels expired in July 2020.
•General and administrative expenses for the three months ended September 30, 2020, increased by $0.6 million to $15.9 million, from $15.3 million for the three months ended September 30, 2019. This increase was primarily due to the growth in the Company's fleet resulting from the Trafigura Transaction.
•Financial expenses for the three months ended September 30, 2020 decreased by $7.7 million to $35.2 million, from $42.9 million for the three months ended September 30, 2019. The decrease was primarily driven by significant decreases in LIBOR rates, which underpin all of the Company's variable rate borrowings, and which have collapsed since the onset of the COVID-19 pandemic.

Scorpio Tankers Inc. and Subsidiaries
Condensed Consolidated Statements of Income or Loss
(unaudited)

	For the three months ended September 30,		For the nine months ended September 30,
In thousands of U.S. dollars except per share and share data	2020	2019	2020	2019
Revenue
Vessel revenue	$177,250	$136,067	$777,656	$482,703

Operating expenses
Vessel operating costs	(85,752)	(70,967)	(246,973)	(209,119)
Voyage expenses	(592)	(2,055)	(7,718)	(3,678)
Charterhire	—	—	—	(4,399)
Depreciation - owned or sale leaseback vessels	(49,377)	(45,392)	(144,320)	(133,575)
Depreciation - right of use assets	(12,166)	(6,250)	(38,972)	(14,280)
General and administrative expenses	(15,861)	(15,296)	(51,870)	(46,536)
Total operating expenses	(163,748)	(139,960)	(489,853)	(411,587)
Operating income	13,502	(3,893)	287,803	71,116
Other (expense) and income, net
Financial expenses	(35,191)	(42,865)	(119,084)	(138,948)
Gain on repurchase of Convertible Notes	1,013	—	1,013	—
Financial income	208	1,582	1,068	7,426
Other expenses, net	285	(113)	(417)	(126)
Total other expense, net	(33,685)	(41,396)	(117,420)	(131,648)
Net (loss) / income	$(20,183)	$(45,289)	$170,383	$(60,532)

(Loss) / Earnings per share

Basic	$(0.37)	$(0.93)	$3.11	$(1.25)
Diluted	$(0.37)	$(0.93)	$2.95	$(1.25)
Basic weighted average shares outstanding	54,905,361	48,529,024	54,800,402	48,251,159
Diluted weighted average shares outstanding (1)	54,905,361	48,529,024	61,578,016	48,251,159

(1)     The computation of diluted earnings per share includes the effect of potentially dilutive unvested shares of restricted stock and the Convertible Notes due 2022 for the three and nine months ended September 30, 2020. The effect of potentially dilutive securities relating to the Company's Convertible Notes due 2022 was included in the computation of diluted earnings per share for the nine months ended September 30, 2020 as their effect was dilutive under the if-converted method. The dilutive effects of unvested shares of restricted stock and the potentially dilutive securities relating to the Company’s Convertible Notes due 2022 were excluded from the computation of diluted earnings per share for the three months ended September 30, 2020 and the three and nine months ended September 30, 2019 because their effect would have been anti-dilutive.

Scorpio Tankers Inc. and Subsidiaries
Condensed Consolidated Balance Sheets
(unaudited)

	As of
In thousands of U.S. dollars	September 30, 2020	December 31, 2019
Assets
Current assets
Cash and cash equivalents	$218,095	$202,303
Accounts receivable	59,814	78,174
Prepaid expenses and other current assets	12,402	13,855
Inventories	9,034	8,646
Total current assets	299,345	302,978
Non-current assets
Vessels and drydock	4,044,288	4,008,158
Right of use assets	819,444	697,903
Other assets	71,422	131,139
Goodwill	11,539	11,539
Restricted cash	10,291	12,293
Total non-current assets	4,956,984	4,861,032
Total assets	$5,256,329	$5,164,010
Current liabilities
Current portion of long-term debt	$199,407	$235,482
Lease liability - sale and leaseback vessels	128,979	122,229
Lease liability - IFRS 16	60,511	63,946
Accounts payable	13,807	23,122
Accrued expenses	31,709	41,452
Total current liabilities	434,413	486,231
Non-current liabilities
Long-term debt	981,631	999,268
Lease liability - sale and leaseback vessels	1,109,378	1,195,494
Lease liability - IFRS 16	589,452	506,028
Total non-current liabilities	2,680,461	2,700,790
Total liabilities	3,114,874	3,187,021
Shareholders' equity
Issued, authorized and fully paid-in share capital:
Share capital	655	646
Additional paid-in capital	2,849,635	2,842,446
Treasury shares	(480,172)	(467,057)
Accumulated deficit	(228,663)	(399,046)
Total shareholders' equity	2,141,455	1,976,989
Total liabilities and shareholders' equity	$5,256,329	$5,164,010

Scorpio Tankers Inc. and Subsidiaries
Condensed Consolidated Statements of Cash Flows
(unaudited)

	For the nine months ended September 30,
In thousands of U.S. dollars	2020	2019
Operating activities
Net income / (loss)	$170,383	$(60,532)
Depreciation - owned or finance leased vessels	144,320	133,575
Depreciation - right of use assets	38,972	14,280
Amortization of restricted stock	22,134	20,707
Amortization of deferred financing fees	4,823	5,673
Write-off of deferred financing fees and unamortized discounts on sale and leaseback facilities	1,268	711
Accretion of convertible notes	6,623	9,162
Accretion of fair value measurement on debt assumed in business combinations	2,598	2,725
Gain on repurchases of convertible notes	(1,013)	—
	390,108	126,301
Changes in assets and liabilities:
Increase in inventories	(388)	(1,231)
Decrease in accounts receivable	18,359	8,060
Decrease / (increase) in prepaid expenses and other current assets	1,452	(1,023)
Decrease / (increase) in other assets	1,058	(3,289)
(Decrease) / increase in accounts payable	(4,820)	7,899
(Decrease) / increase in accrued expenses	(3,029)	3,731
	12,632	14,147
Net cash inflow from operating activities	402,740	140,448
Investing activities
Drydock, scrubber, ballast water treatment system and other vessel related payments (owned, finance leased and bareboat-in vessels)	(152,614)	(128,569)
Net cash outflow from investing activities	(152,614)	(128,569)
Financing activities
Debt repayments	(540,732)	(230,123)
Issuance of debt	450,610	—
Debt issuance costs	(11,011)	(1,701)
Principal repayments on lease liability - IFRS 16	(60,424)	(18,450)
Decrease / (increase) in restricted cash	2,002	(9)
Repurchase / repayment of convertible notes	(46,737)	(144,974)
Gross proceeds from issuance of common stock	2,601	50,000
Equity issuance costs	(26)	(329)
Dividends paid	(17,502)	(15,464)
Repurchase of common stock	(13,115)	(1)
Net cash outflow from financing activities	(234,334)	(361,051)
Increase / (decrease) in cash and cash equivalents	15,792	(349,172)
Cash and cash equivalents at January 1,	202,303	593,652
Cash and cash equivalents at September 30,	$218,095	$244,480

Scorpio Tankers Inc. and Subsidiaries
Other operating data for the three and nine months ended September 30, 2020 and 2019
(unaudited)

	For the three months ended September 30,		For the nine months ended September 30,
	2020	2019	2020	2019
Adjusted EBITDA(1) (in thousands of U.S. dollars except Fleet Data)	$82,109	$54,484	$492,812	$239,552

Average Daily Results
TCE per day(2)	$15,100	$13,560	$22,447	$15,538
Vessel operating costs per day(3)	$6,950	$6,449	$6,649	$6,426

LR2
TCE per revenue day (2)	$19,182	$15,974	$30,492	$18,689
Vessel operating costs per day(3)	$7,227	$6,683	$6,876	$6,726
Average number of vessels	42.0	38.2	42.0	38.1

LR1
TCE per revenue day (2)	$17,619	$12,942	$24,899	$15,243
Vessel operating costs per day(3)	$6,933	$6,297	$6,834	$6,350
Average number of vessels	12.0	12.0	12.0	12.0

MR
TCE per revenue day (2)	$13,512	$13,531	$18,515	$14,246
Vessel operating costs per day(3)	$6,829	$6,220	$6,472	$6,230
Average number of vessels	62.0	48.5	61.6	48.3

Handymax
TCE per revenue day (2)	$9,892	$9,760	$16,990	$13,057
Vessel operating costs per day(3)	$6,736	$6,642	$6,605	$6,375
Average number of vessels	18.1	21.0	20.0	21.0

Fleet data
Average number of vessels	134.1	119.7	135.6	119.3

Drydock
Drydock, scrubber, ballast water treatment system and other vessel related payments for owned, sale leaseback and bareboat chartered-in vessels (in thousands of U.S. dollars)	$32,809	$68,881	$152,614	$128,569

(1)	See Non-IFRS Measures section below.
(2)	Freight rates are commonly measured in the shipping industry in terms of time charter equivalent per day (or TCE per day), which is calculated by subtracting voyage expenses, including bunkers and port charges, from vessel revenue and dividing the net amount (time charter equivalent revenues) by the number of revenue days in the period. Revenue days are the number of days the vessel is owned, finance leased or chartered-in less the number of days the vessel is off-hire for drydock and repairs.
(3)	Vessel operating costs per day represent vessel operating costs divided by the number of operating days during the period. Operating days are the total number of available days in a period with respect to the owned, finance leased or bareboat chartered-in vessels, before deducting available days due to off-hire days and days in drydock. Operating days is a measurement that is only applicable to our owned, finance leased or bareboat chartered-in vessels, not our time chartered-in vessels.

Fleet list as of November 4, 2020

	Vessel Name	Year Built	DWT	Ice class	Employment	Vessel type	Scrubber
	Owned, sale leaseback and bareboat chartered-in vessels
1	STI Brixton	2014	38,734	1A	SHTP (1)	Handymax	N/A
2	STI Comandante	2014	38,734	1A	SHTP (1)	Handymax	N/A
3	STI Pimlico	2014	38,734	1A	SHTP (1)	Handymax	N/A
4	STI Hackney	2014	38,734	1A	SHTP (1)	Handymax	N/A
5	STI Acton	2014	38,734	1A	SHTP (1)	Handymax	N/A
6	STI Fulham	2014	38,734	1A	SHTP (1)	Handymax	N/A
7	STI Camden	2014	38,734	1A	SHTP (1)	Handymax	N/A
8	STI Battersea	2014	38,734	1A	SHTP (1)	Handymax	N/A
9	STI Wembley	2014	38,734	1A	SHTP (1)	Handymax	N/A
10	STI Finchley	2014	38,734	1A	SHTP (1)	Handymax	N/A
11	STI Clapham	2014	38,734	1A	SHTP (1)	Handymax	N/A
12	STI Poplar	2014	38,734	1A	SHTP (1)	Handymax	N/A
13	STI Hammersmith	2015	38,734	1A	SHTP (1)	Handymax	N/A
14	STI Rotherhithe	2015	38,734	1A	SHTP (1)	Handymax	N/A
15	STI Amber	2012	49,990	—	SMRP (2)	MR	Yes
16	STI Topaz	2012	49,990	—	SMRP (2)	MR	Not Yet Installed
17	STI Ruby	2012	49,990	—	SMRP (2)	MR	Not Yet Installed
18	STI Garnet	2012	49,990	—	SMRP (2)	MR	Yes
19	STI Onyx	2012	49,990	—	SMRP (2)	MR	Yes
20	STI Fontvieille	2013	49,990	—	SMRP (2)	MR	Not Yet Installed
21	STI Ville	2013	49,990	—	SMRP (2)	MR	Not Yet Installed
22	STI Duchessa	2014	49,990	—	SMRP (2)	MR	Not Yet Installed
23	STI Opera	2014	49,990	—	SMRP (2)	MR	Not Yet Installed
24	STI Texas City	2014	49,990	—	SMRP (2)	MR	Yes
25	STI Meraux	2014	49,990	—	SMRP (2)	MR	Yes
26	STI San Antonio	2014	49,990	—	SMRP (2)	MR	Yes
27	STI Venere	2014	49,990	—	SMRP (2)	MR	Yes
28	STI Virtus	2014	49,990	—	SMRP (2)	MR	Yes
29	STI Aqua	2014	49,990	—	SMRP (2)	MR	Yes
30	STI Dama	2014	49,990	—	SMRP (2)	MR	Yes
31	STI Benicia	2014	49,990	—	SMRP (2)	MR	Yes
32	STI Regina	2014	49,990	—	SMRP (2)	MR	Yes
33	STI St. Charles	2014	49,990	—	SMRP (2)	MR	Yes
34	STI Mayfair	2014	49,990	—	SMRP (2)	MR	Yes
35	STI Yorkville	2014	49,990	—	SMRP (2)	MR	Yes
36	STI Milwaukee	2014	49,990	—	SMRP (2)	MR	Yes
37	STI Battery	2014	49,990	—	SMRP (2)	MR	Yes
38	STI Soho	2014	49,990	—	SMRP (2)	MR	Yes
39	STI Memphis	2014	49,990	—	SMRP (2)	MR	Yes
40	STI Tribeca	2015	49,990	—	SMRP (2)	MR	Yes
41	STI Gramercy	2015	49,990	—	SMRP (2)	MR	Yes
42	STI Bronx	2015	49,990	—	SMRP (2)	MR	Yes
43	STI Pontiac	2015	49,990	—	SMRP (2)	MR	Yes
44	STI Manhattan	2015	49,990	—	SMRP (2)	MR	Yes
45	STI Queens	2015	49,990	—	SMRP (2)	MR	Yes

	Vessel Name	Year Built	DWT	Ice class	Employment	Vessel type	Scrubber
46	STI Osceola	2015	49,990	—	SMRP (2)	MR	Yes
47	STI Notting Hill	2015	49,687	1B	SMRP (2)	MR	Yes
48	STI Seneca	2015	49,990	—	SMRP (2)	MR	Yes
49	STI Westminster	2015	49,687	1B	SMRP (2)	MR	Yes
50	STI Brooklyn	2015	49,990	—	SMRP (2)	MR	Yes
51	STI Black Hawk	2015	49,990	—	SMRP (2)	MR	Yes
52	STI Galata	2017	49,990	—	SMRP (2)	MR	Yes
53	STI Bosphorus	2017	49,990	—	SMRP (2)	MR	Not Yet Installed
54	STI Leblon	2017	49,990	—	SMRP (2)	MR	Yes
55	STI La Boca	2017	49,990	—	SMRP (2)	MR	Yes
56	STI San Telmo	2017	49,990	1B	SMRP (2)	MR	Not Yet Installed
57	STI Donald C Trauscht	2017	49,990	1B	SMRP (2)	MR	Not Yet Installed
58	STI Esles II	2018	49,990	1B	SMRP (2)	MR	Not Yet Installed
59	STI Jardins	2018	49,990	1B	SMRP (2)	MR	Not Yet Installed
60	STI Magic	2019	50,000	—	SMRP (2)	MR	Yes
61	STI Majestic	2019	50,000	—	SMRP (2)	MR	Yes
62	STI Mystery	2019	50,000	—	SMRP (2)	MR	Yes
63	STI Marvel	2019	50,000	—	SMRP (2)	MR	Yes
64	STI Magnetic	2019	50,000	—	SMRP (2)	MR	Yes
65	STI Millennia	2019	50,000	—	SMRP (2)	MR	Yes
66	STI Master	2019	50,000	—	SMRP (2)	MR	Yes
67	STI Mythic	2019	50,000	—	SMRP (2)	MR	Yes
68	STI Marshall	2019	50,000	—	SMRP (2)	MR	Yes
69	STI Modest	2019	50,000	—	SMRP (2)	MR	Yes
70	STI Maverick	2019	50,000	—	SMRP (2)	MR	Yes
71	STI Miracle	2020	50,000	—	SMRP (2)	MR	Yes
72	STI Maestro	2020	50,000	—	SMRP (2)	MR	Yes
73	STI Mighty	2020	50,000	—	SMRP (2)	MR	Yes
74	STI Maximus	2020	50,000	—	SMRP (2)	MR	Yes
75	STI Excel	2015	74,000	—	SLR1P (3)	LR1	Not Yet Installed
76	STI Excelsior	2016	74,000	—	SLR1P (3)	LR1	Not Yet Installed
77	STI Expedite	2016	74,000	—	SLR1P (3)	LR1	Not Yet Installed
78	STI Exceed	2016	74,000	—	SLR1P (3)	LR1	Not Yet Installed
79	STI Executive	2016	74,000	—	SLR1P (3)	LR1	Yes
80	STI Excellence	2016	74,000	—	SLR1P (3)	LR1	Yes
81	STI Experience	2016	74,000	—	SLR1P (3)	LR1	Not Yet Installed
82	STI Express	2016	74,000	—	SLR1P (3)	LR1	Yes
83	STI Precision	2016	74,000	—	SLR1P (3)	LR1	Yes
84	STI Prestige	2016	74,000	—	SLR1P (3)	LR1	Yes
85	STI Pride	2016	74,000	—	SLR1P (3)	LR1	Yes
86	STI Providence	2016	74,000	—	SLR1P (3)	LR1	Yes
87	STI Elysees	2014	109,999	—	SLR2P (4)	LR2	Yes
88	STI Madison	2014	109,999	—	SLR2P (4)	LR2	Yes
89	STI Park	2014	109,999	—	SLR2P (4)	LR2	Yes
90	STI Orchard	2014	109,999	—	SLR2P (4)	LR2	Yes
91	STI Sloane	2014	109,999	—	SLR2P (4)	LR2	Yes
92	STI Broadway	2014	109,999	—	SLR2P (4)	LR2	Yes
93	STI Condotti	2014	109,999	—	SLR2P (4)	LR2	Yes
94	STI Rose	2015	109,999	—	SLR2P (4)	LR2	Yes
95	STI Veneto	2015	109,999	—	SLR2P (4)	LR2	Yes
96	STI Alexis	2015	109,999	—	SLR2P (4)	LR2	Yes
97	STI Winnie	2015	109,999	—	SLR2P (4)	LR2	Yes
98	STI Oxford	2015	109,999	—	SLR2P (4)	LR2	Yes

	Vessel Name	Year Built	DWT	Ice class	Employment	Vessel type	Scrubber
99	STI Lauren	2015	109,999	—	SLR2P (4)	LR2	Yes
100	STI Connaught	2015	109,999	—	SLR2P (4)	LR2	Yes
101	STI Spiga	2015	109,999	—	SLR2P (4)	LR2	Yes
102	STI Savile Row	2015	109,999	—	SLR2P (4)	LR2	Yes
103	STI Kingsway	2015	109,999	—	SLR2P (4)	LR2	Yes
104	STI Carnaby	2015	109,999	—	SLR2P (4)	LR2	Yes
105	STI Solidarity	2015	109,999	—	SLR2P (4)	LR2	Not Yet Installed
106	STI Lombard	2015	109,999	—	SLR2P (4)	LR2	Yes
107	STI Grace	2016	109,999	—	SLR2P (4)	LR2	Not Yet Installed
108	STI Jermyn	2016	109,999	—	SLR2P (4)	LR2	Not Yet Installed
109	STI Sanctity	2016	109,999	—	SLR2P (4)	LR2	Yes
110	STI Solace	2016	109,999	—	SLR2P (4)	LR2	Yes
111	STI Stability	2016	109,999	—	SLR2P (4)	LR2	Not Yet Installed
112	STI Steadfast	2016	109,999	—	SLR2P (4)	LR2	Yes
113	STI Supreme	2016	109,999	—	SLR2P (4)	LR2	Not Yet Installed
114	STI Symphony	2016	109,999	—	SLR2P (4)	LR2	Yes
115	STI Gallantry	2016	113,000	—	SLR2P (4)	LR2	Yes
116	STI Goal	2016	113,000	—	SLR2P (4)	LR2	Yes
117	STI Nautilus	2016	113,000	—	SLR2P (4)	LR2	Yes
118	STI Guard	2016	113,000	—	SLR2P (4)	LR2	Yes
119	STI Guide	2016	113,000	—	SLR2P (4)	LR2	Yes
120	STI Selatar	2017	109,999	—	SLR2P (4)	LR2	Yes
121	STI Rambla	2017	109,999	—	SLR2P (4)	LR2	Yes
122	STI Gauntlet	2017	113,000	—	SLR2P (4)	LR2	Yes
123	STI Gladiator	2017	113,000	—	SLR2P (4)	LR2	Yes
124	STI Gratitude	2017	113,000	—	SLR2P (4)	LR2	Yes
125	STI Lobelia	2019	110,000	—	SLR2P (4)	LR2	Yes
126	STI Lotus	2019	110,000	—	SLR2P (4)	LR2	Yes
127	STI Lily	2019	110,000	—	SLR2P (4)	LR2	Yes
128	STI Lavender	2019	110,000	—	SLR2P (4)	LR2	Yes
129	Sky	2007	37,847	1A	SHTP (1)	Handymax	N/A	(5)
130	Steel	2008	37,847	1A	SHTP (1)	Handymax	N/A	(5)
131	Stone I	2008	37,847	1A	SHTP (1)	Handymax	N/A	(5)
132	Style	2008	37,847	1A	SHTP (1)	Handymax	N/A	(5)
133	STI Beryl	2013	49,990	—	SMRP (2)	MR	Not Yet Installed	(6)
134	STI Le Rocher	2013	49,990	—	SMRP (2)	MR	Not Yet Installed	(6)
135	STI Larvotto	2013	49,990	—	SMRP (2)	MR	Not Yet Installed	(6)

	Total owned, sale leaseback and bareboat chartered-in fleet DWT		9,374,548

(1)	This vessel operates in the Scorpio Handymax Tanker Pool, or SHTP. SHTP is a Scorpio Pool and is operated by Scorpio Commercial Management S.A.M. (SCM). SHTP and SCM are related parties to the Company.
(2)	This vessel operates in or is expected to operate in, the Scorpio MR Pool, or SMRP. SMRP is a Scorpio Pool and is operated by SCM. SMRP and SCM are related parties to the Company.
(3)	This vessel operates in the Scorpio LR1 Pool, or SLR1P. SLR1P is a Scorpio Pool and is operated by SCM. SLR1P and SCM are related parties to the Company.
(4)	This vessel operates in or is expected to operate in the Scorpio LR2 Pool, or SLR2P. SLR2P is a Scorpio Pool and is operated by SCM. SLR2P and SCM are related parties to the Company.
(5)	In March 2019, we entered into a new bareboat charter-in agreement on a previously bareboat chartered-in vessel. The term of the agreement is for two years at a bareboat rate of $6,300 per day. The agreement is expected to expire on March 31, 2021.
(6)	In April 2017, we sold and leased back this vessel, on a bareboat basis, for a period of up to eight years for $8,800 per day. The sales price was $29.0 million per vessel, and we have the option to purchase this vessel beginning at the end of the fifth year of the agreement through the end of the eighth year of the agreement, at market-based prices. Additionally, a deposit of $4.35 million per vessel was retained by the buyer and will either be applied to the purchase price of the vessel if a purchase option is exercised or refunded to us at the expiration of the agreement.
Dividend Policy
The declaration and payment of dividends is subject at all times to the discretion of the Company's Board of Directors. The timing and the amount of dividends, if any, depends on the Company's earnings, financial condition, cash requirements and availability, fleet renewal and expansion, restrictions in loan agreements, the provisions of Marshall Islands law affecting the payment of dividends and other factors.
The Company's dividends paid during 2019 and 2020 were as follows:

Date paid	Dividends per common share
March 2019	$0.100
June 2019	$0.100
September 2019	$0.100
December 2019	$0.100
March 2020	$0.100
June 2020	$0.100
September 2020	$0.100

On November 3, 2020, the Company's Board of Directors declared a quarterly cash dividend of $0.10 per common share, payable on or about December 14, 2020 to all shareholders of record as of November 23, 2020 (the record date). As of November 4, 2020, there were 58,000,147 common shares of the Company outstanding.
$250 Million Securities Repurchase Program
In May 2015, the Company's Board of Directors authorized a Securities Repurchase Program to purchase up to an aggregate of $250 million of the Company's securities which, in addition to its common shares, currently consist of its Senior Notes due 2025 (NYSE: SBBA), which were issued in May 2020, and Convertible Notes due 2022, which were issued in May and July 2018.
•Between July 1, 2020 and September 7, 2020, the Company repurchased $52.3 million face value of its Convertible Notes due 2022 at an average price of $894.12 per $1,000 principal amount, or $46.7 million.
•In September 2020, the Company acquired an aggregate of 1,170,000 of its common shares at an average price of $11.18 per share for a total of $13.1 million. The repurchased shares are being held as treasury shares.
In September 2020, the Company's Board of Directors authorized a new Securities Repurchase Program to purchase up to an aggregate of $250 million of the Company's securities. The aforementioned repurchases of common stock and our convertible notes were executed under the previous securities repurchase program which has since been terminated and any future purchases of the Company's securities will be made under the new $250 million securities repurchase program.
About Scorpio Tankers Inc.
Scorpio Tankers Inc. is a provider of marine transportation of petroleum products worldwide. Scorpio Tankers Inc. currently owns, finance leases or bareboat charters-in 135 product tankers (42 LR2 tankers, 12 LR1 tankers, 63 MR tankers and 18 Handymax tankers) with an average age of 4.9 years. Additional information about the Company is available at the Company's website www.scorpiotankers.com, which is not a part of this press release.

Non-IFRS Measures
Reconciliation of IFRS Financial Information to Non-IFRS Financial Information
This press release describes time charter equivalent revenue, or TCE revenue, adjusted net income or loss, and adjusted EBITDA, which are not measures prepared in accordance with IFRS ("Non-IFRS" measures). The Non-IFRS measures are presented in this press release as we believe that they provide investors and other users of our financial statements, such as our lenders, with a means of evaluating and understanding how the Company's management evaluates the Company's operating performance. These Non-IFRS measures should not be considered in isolation from, as substitutes for, or superior to financial measures prepared in accordance with IFRS.
The Company believes that the presentation of TCE revenue, adjusted net income or loss with adjusted earnings per share, basic and diluted, and adjusted EBITDA are useful to investors or other users of our financial statements, such as our lenders, because they facilitate the comparability and the evaluation of companies in the Company’s industry. In addition, the Company believes that TCE revenue, adjusted net income or loss with adjusted earnings per share, basic and diluted, and adjusted EBITDA are useful in evaluating its operating performance compared to that of other companies in the Company’s industry. The Company’s definitions of TCE revenue, adjusted net income or loss with adjusted earnings per share, basic and diluted, and adjusted EBITDA may not be the same as reported by other companies in the shipping industry or other industries.
TCE revenue, on a historical basis, is reconciled above in the section entitled "Explanation of Variances on the Third Quarter of 2020 Financial Results Compared to the Third Quarter of 2019". The Company has not provided a reconciliation of forward-looking TCE revenue because the most directly comparable IFRS measure on a forward-looking basis is not available to the Company without unreasonable effort.
Reconciliation of Net Income / (Loss) to Adjusted Net Income / (Loss)

	For the three months ended September 30, 2020
		Per share	Per share
In thousands of U.S. dollars except per share data	Amount	basic	diluted
Net loss	$(20,183)	$(0.37)	$(0.37)
Adjustment:
Write-off of deferred financing fees and unamortized discounts on sale and leaseback facilities	955	0.02	0.02
Gain on repurchase of Convertible Notes	(1,013)	(0.02)	(0.02)
Adjusted net loss	$(20,241)	$(0.37)	$(0.37)

	For the three months ended September 30, 2019
		Per share	Per share
In thousands of U.S. dollars except per share data	Amount	basic	diluted
Net loss	$(45,289)	$(0.93)	$(0.93)
Adjustment:
Deferred financing fees write-off	443	0.01	0.01
Adjusted net loss	$(44,846)	$(0.92)	$(0.92)

	For the nine months ended September 30, 2020
		Per share	Per share
In thousands of U.S. dollars except per share data	Amount	basic	diluted
Net income	$170,383	$3.11	$2.95
Adjustments:
Write-off of deferred financing fees and unamortized discounts on sale and leaseback facilities	1,268	0.02	0.02
Gain on repurchase of Convertible Notes	(1,013)	$(0.02)	$(0.02)
Adjusted net income	$170,638	$3.11	$2.95

	For the nine months ended September 30, 2019
		Per share	Per share
In thousands of U.S. dollars except per share data	Amount	basic	diluted
Net loss	$(60,532)	$(1.25)	$(1.25)
Adjustment:
Deferred financing fees write-off	718	0.01	0.01
Adjusted net loss	$(59,814)	$(1.24)	$(1.24)

Reconciliation of Net Income / (Loss) to Adjusted EBITDA

	For the three months ended September 30,		For the nine months ended September 30,
In thousands of U.S. dollars	2020	2019	2020	2019
Net (loss) / income	$(20,183)	$(45,289)	$170,383	$(60,532)
Financial expenses	35,191	42,865	119,084	138,948
Financial income	(208)	(1,582)	(1,068)	(7,426)
Depreciation - owned or finance leased vessels	49,377	45,392	144,320	133,575
Depreciation - right of use assets	12,166	6,250	38,972	14,280
Amortization of restricted stock	6,779	6,848	22,134	20,707
Gain on repurchase of Convertible Notes	(1,013)	—	(1,013)	—
Adjusted EBITDA	$82,109	$54,484	$492,812	$239,552

Forward-Looking Statements

Matters discussed in this press release may constitute forward‐looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward‐looking statements in order to encourage companies to provide prospective information about their business. Forward‐looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts. The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words "believe," "expect," "anticipate," "estimate," "intend," "plan," "target," "project," "likely," "may," "will," "would," "could" and similar expressions identify forward‐looking statements.

The forward‐looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management’s examination of historical operating trends, data contained in the Company’s records and other data available from third parties. Although management believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond the Company’s control, there can be no assurance that the Company will achieve or accomplish these expectations, beliefs or projections. The Company undertakes no obligation, and specifically declines any obligation, except as required by law, to publicly update or revise any forward‐looking statements, whether as a result of new information, future events or otherwise.

In addition to these important factors, other important factors that, in the Company’s view, could cause actual results to differ materially from those discussed in the forward‐looking statements include unforeseen liabilities, future capital expenditures, revenues, expenses, earnings, synergies, economic performance, indebtedness, financial condition, losses, future prospects, business and management strategies for the management, length and severity of the ongoing novel coronavirus (COVID-19) outbreak, including its effect on demand for petroleum products and the transportation thereof, expansion and growth of the Company’s operations, risks relating to the integration of assets or operations of entities that it has or may in the future acquire and the possibility that the anticipated synergies and other benefits of such acquisitions may not be realized within expected timeframes or at all, the failure of counterparties to fully perform their contracts with the Company, the strength of world economies and currencies, general market conditions, including fluctuations in charter rates and vessel values, changes in demand for tanker vessel capacity, changes in the Company’s operating expenses, including bunker prices, drydocking and insurance costs, the market for the Company’s vessels, availability of financing and refinancing, charter counterparty performance, ability to obtain financing and comply with covenants in such financing arrangements, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, vessels breakdowns and instances of off‐hires, and other factors. Please see the Company's filings with the SEC for a more complete discussion of certain of these and other risks and uncertainties.

Scorpio Tankers Inc.
212-542-1616